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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     REPORT ON FORM 6-K DATED JUNE 16, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: June 16, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

Investor Relations Contacts:
Roni Gavrielov                             Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations               KCSA Strategic Communications
+972-3-516-7620                            212-896-1249/212-896-1236
roni@km-ir.co.il                           jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
            COMPLIES WITH NASDAQ STOCK MARKET LISTING RULE 5605(C)(2)

     KIBBUTZ SHAMIR, ISRAEL, JUNE 16, 2009, Shamir Optical Industry Ltd.
(Nasdaq: SHMR) (the "Company") a leading provider of innovative products and technology to the spectacle lens market, today announced that the Company received a letter on June 15, 2009, from the Nasdaq Stock Market, stating that following the election of Mr. Israel Oz and Mr. Giora Yanai as directors of the
Company at a special general meeting of the Company's shareholders held on June
11, 2009, and the subsequent appointment by the Company's board of directors of
Messrs. Oz and Yanai to the Company's audit committee, the Company is now in compliance with Rule 5605(c)(2) and that Nasdaq considers the matter to be closed.

     Following the recent appointment of these two new directors, the Company's board of directors comprised of: Uzi Tzur, Giora Ben-Ze'ev, Ami Samuels, Efrat
Cohen, Israel Oz and Giora Yanai.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATMENT

     Statements concerning and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws.
Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated
in such statements. Shamir assumes no obligation to update the information in this release.

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SHAMIR OPTICAL INDUSTRY LTD.
Kibbutz Shamir, Upper Galilee, 12135 Israel | Tel: (972) 4-694-7810
Fax: (972) 4-695-1302 | E-mail: shamir_opt@shamir.co.il | www.shamir.co.il